[Better Home & Finance Holding Company Letterhead]
December 21, 2023
Via EDGAR
Securities and Exchange Commission,
Division of Corporation Finance,
Office of Finance,
100 F Street, N.E.,
Washington, D.C. 20549.
Attention: Madeleine Joy Mateo and Tonya Aldave

Re:	Acceleration Request for Better Home & Finance Holding Company
Registration Statement on Form S-1 (File No. 333-274947)
Ladies and Gentlemen:
Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Better Home & Finance Holding Company (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-274947 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on December 26, 2023, or as soon as practicable thereafter.
Please contact Alan J. Fishman of Sullivan & Cromwell LLP via telephone at (212) 558-4113 or via e-mail at fishmana@sullcrom.com with any questions and please notify him when this request for acceleration has been granted.
* * *

Very truly yours,

/s/ Kevin Ryan
Name: Kevin Ryan
Title: Chief Financial Officer and President

cc:	Jared M. Fishman
Alan J. Fishman
(Sullivan & Cromwell LLP)